SALARIUS PHARMACEUTICALS, INC.
2450 Holcombe Blvd., Suite X
Houston, Texas 77021

December 26, 2024

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Salarius Pharmaceuticals, Inc.
    Registration Statement on Form S-1
    Filed December 16, 2024
File No. 333-283828
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Salarius Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 and declare such Registration Statement effective as of 5:00 p.m., Eastern Standard Time, on December 27, 2024, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Amanda Brown of Hogan Lovells US LLP at (267) 675-4683. Also, please notify Ms. Brown when this request for acceleration has been granted.

Very truly yours,

 SALARIUS PHARMACEUTICALS, INC.

By:/s/ Mark J. Rosenblum
Name: Mark J. Rosenblum
Title: Chief Financial Officer